Date of Filing: April 24, 1998                                File No. _________

                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.

                                    FORM U5A

                          NOTIFICATION OF REGISTRATION

                 Filed under Section 5(a) of the Public Utility
                           Holding Company Act of 1935

                          Interstate Energy Corporation
                               Name of Registrant

         The undersigned holding company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of
Section 5(a) of the Public Utility Holding Company Act of 1935 and furnishes the following information as to the registrant and subsidiary companies thereof:

(1)      Exact name of registrant:                Interstate Energy Corporation

(2)      Address of principal executive offices:  222 West Washington Avenue,
                                                  Madison, Wisconsin  53701-2568

(3) Name and address of officers to whom notices and communications should be addressed: Erroll B. Davis, Jr. President and Chief Executive Officer, 222 West Washington Avenue, Madison, Wisconsin 53701-2568, with a copy to Barbara J. Swan, General Counsel, at the same address.

(4) Required information regarding the registrant and each subsidiary company thereof (indented to reflect parent-subsidiary relationships):

Name of Company                                    Organization           State                Type of Business
Interstate Energy Corporation                      Corp.                  WISC                 Holding company

   Wisconsin Power & Light Company                 Corp.                  WISC                 Utility company
   ("WP&L")

     South Beloit Water, Gas and                   Corp.                  ILL                  Utility company
     Electric Company

Name of Company                                    Organization           State                Type of Business
     Wisconsin River Power Company                 Corp. (WP&L has a      WISC                 Utility company
                                                   33.3% interest)

     REAC, Inc.                                    Corp.                  WISC                 Purchases undeveloped real
                                                                                               property

     Wisconsin Valley Improvement                  Corp. (WP&L owns 13%   WISC                 Manages water flows on
     Company                                       of company)                                 Wisconsin River

     WP&L Charitable Foundation                    Non-profit Corp.       WISC                 Contributes to charities

   Alliant Services Company                        Corp.                  IA                   Service company

   Interstate Power Company ("IPC")                Corp.                  IA                   Utility company

     IPC Development                               Corp.                  IA                   Acquires and disposes of real
                                                                                               estate for IPC

   Alliant Industries, Inc.                        Corp.                  WISC                 Holding company for
                                                                                               non-utility subsidiaries

     Heartland Environmental                       Corp.                  WISC                 Holding company
     Holding Company

       RMT Inc.                                    Corp.                  WISC                 Environmental consulting and
                                                                                               engineering

         RMT INTERNATIONAL CORP.                   Corp.                  WISC                 Holding company

         RMT of Ohio                               Corp. (RMT owns 48%)   OH                   Environmental
                                                                                               consulting and engineering

         RMT of North Carolina, Inc.               Corp.                  NC                   Environmental
                                                                                               consulting and engineering

         RMT of Michigan, Inc.                     Corp.                  MICH                 Environmental
                                                                                               consulting and engineering

Name of Company                                    Organization           State                Type of Business
         Quality Environmental Systems,            Corp.                  WISC                 Environmental
         Inc.                                                                                  consulting and engineering

         Jones & Neuse, Inc.                       Corp.                  Texas                Environmental consulting and
                                                                                               engineering

   Entra Technologies Co.                          Corp.                  Texas                Environmental software company

   Heartland Properties, Inc. ("HPI")              Corp.                  WISC                 Asset management-real estate (owns
                                                                                               100% of 57 properties developed to
                                                                                               qualify for tax benefits and build
                                                                                               low income housing)

     Heartland Asset Management, Inc.              Corp.                  WISC                 Monitors and inspects properties

   Capital Square Financial                        Corp.                  WISC                 Financing services
   Corporation

   Heartland Energy Group                          Corp.                  WISC                 Holding company

     IEA-HES LLC                                   L.L.C.                 IA                   Gas Marketing

   Enserv, Inc.                                    Corp.                  WISC                 Energy project development

   Heartland Energy Services, Inc.                 Corp.                  WISC                 Inactive company
   ("HES")

IES Transportation Inc.                            Corp.                  IA                   Holding company
("Transportation")

 Cedar Rapids and Iowa City                        Corp.                  IA                   Shortline freight railway
 Railway Company ("CRANDIC")

  Heartland Rail Corporation                       Corp. (CRANDIC owns    IA                   Operates rail lines
                                                   17.5%)

 IEI Barge Services Inc.                           Corp.                  IA                   Barge terminal and hauling
                                                   (Transportation owns                        services
                                                   75%)

 IES Transfer Services Inc.                        Corp.                  IA                   Operates storage facilities

     Iowa Northern Railway                         Corp.(Transport-ation  IA                   Intermediary railway company
                                                   has non-voting


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

Name of Company                                    Organization           State                Type of Business
                                                   interest)

   IES Energy Inc. ("Energy")                      Corp.                  IA                   Holding company

     Whiting Petroleum Corporation                 Corp.                  DE                   Produces crude oil and natural
                                                                                               gas

     Industrial Energy Applications Inc.           Corp.                  IA                   Commodities-based energy
                                                                                               services

       IEA Delaware Inc.                           Corp.                  DE                   Limited partner in Oakhill

     Oakhill Pipeline LP                           LP                     TEXAS                Manages gas gathering system
                                                                                               investment

     Ely, Inc.                                     Corp. (Energy holds    IA                   Inactive corporation
                                                   a 69.4% interest)

   IES INTERNATIONAL INC.                          Corp.                  IA                   Holding company
   ("INTERNATIONAL")

     IES New Zealand Ltd.                          Corp.                  New Zealand          Foreign utility company

       PowerCo Limited                             Corp.                  New Zealand          Utility company

       Central Power Limited                       Corp.                  New Zealand          Utility company

     Interstate Energy Corporation PTE             Corp.                  Singapore            Foreign utility company
     Ltd.

       JIES Heat and Power Ltd.                    Corp.                  PRC                  Foreign utility company

       TIES Heat and Power Ltd.                    Corp.                  PRC                  Foreign utility company

     IES Brazil Inc.                               Corp.                  IA                   Foreign utility company

   IES Investments Inc. ("Investments")            Corp.                  IA                   Holding company

     2001 Development Corporation                  Corp. (Investments     IA                   Real estate development
                                                   owns 54.6%)

       2060 Partnership                            Partnership            IA                   Real estate project

     2002 Development Corporation                  Corp.                  IA                   Real estate project

Name of Company                                    Organization           State                Type of Business
     Center Place Limited                          L.P.                   IA                   Operates apartments

     Iowa Venture Capital                          L.P.                   IA                   Venture capital fund

     OSADA I Limited Partnership                   L.P.                   IA                   Develops low-income housing

     Blairs Ferry Limited Partnership              L.P.                   IA                   Develops low-income housing

     IES Investco Inc.                             Corp.                  IA                   Holding company for
                                                                                               commitments to DLJ Merchant
                                                                                               Banking Fund,
                                                                                               L.P.

     McLeod USA Incorporated                       Corp. (Investments     DE                   Exempt Telecommunications
                                                   owns 16%; IPC owns                          Company
                                                   less than 1%)

   Village Lakeshares Inc.                         Corp.                  IA                   Holding company

   Iowa Land and Building                          Corp.                  IA                   Purchases undeveloped real
   Company ("ILBC")                                                                            property

   Prairie Ridge Business Park                     L.L.C.                 IA                   Real Estate holding company

   IES Utilities Inc. ("Utilities")                Corp.                  IA                   Utility company

     IES Ventures Inc.                             Corp.                  IA                   Holding company

     IES Midland Development Inc.                  Corp.                  IA                   Owns and operates landfill

   Unitrain Services                               Partnership            IA                   Railroad car management company

   Envirogas L.P.                                  L.P.                   IA                   Sells rufuse gas from biomass

   IES Industries Charitable Foundation            Non-Profit Corp.       IA                   Contributes to charities

   Cedar Rapids Electronic                         Joint Venture          IA                   Evaluates electric mass transit
   Transportation Consortium                                                                   technology


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
                                    Signature

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Madison and State of Wisconsin on the 24th day of April, 1998.

                                    Interstate Energy Corporation

                                    By:  /s/ Erroll B. Davis, Jr.
                                         ------------------------
                                             Erroll B. Davis, Jr.
                                             President and Chief
                                               Executive Officer

(Seal)

Attest

/s/ Barbara J. Swan
-------------------
Barbara J. Swan
General Counsel


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
                                  Verification

State of Wisconsin
                           ss.:
County of Dane

         The undersigned, being duly sworn, deposes and says that he has duly executed the attached Notification of Registration dated April 24, 1998 for and on behalf of Interstate Energy Corporation, that he is the President and Chief Executive Officer of such company, and that all action by stockholders, directors and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instruments and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

                                             /s/ Erroll B. Davis, Jr.
                                             ------------------------
                                             Erroll B. Davis, Jr.

(Official seal)

Subscribed and sworn to before me at Madison, Wisconsin this 24th day of April, 1998.

                                             /s/ Barbara J. Swan
                                             -------------------
                                             Barbara J. Swan
                                             General Counsel

My commission expires:  N/A


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